02053801

**Ak 1/7/2003

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED PROCESSING
DEC 30 2002
WASH. D.C. 155 SECTION

SEC FILE NUMBER
8-50082

cm

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/02 (MM/DD/YY) AND ENDING 9/30/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Equity Securities Investments, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

701 Xenia Avenue, S., Suite 100
(No. and Street)

Golden Valley (City) Minnesota (State) 55416 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard D. Husebo 763-923-2200 (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name — *if individual, state last, first, middle name*)

400 One Financial Plaza
120 South Sixth Street (Address) Minneapolis (City) Minnesota (State) 55402 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 15 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (2-89)

OATH OR AFFIRMATION

I, RICHARD D. HUSEBO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EQUITY SECURITIES INVESTMENTS, INC., as of SEPTEMBER 30, ~~19~~ 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Richard D Husebo

Signature

VICE PRESIDENT

Title

Luann C. Mandel

Notary Public

LUANN C. MANDEL
NOTARY PUBLIC-MINNESOTA
My Commission Expires Jan. 31, 2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EQUITY SECURITIES INVESTMENTS, INC.

TABLE OF CONTENTS

Deloitte & Touche LLP
400 One Financial Plaza
120 South Sixth Street
Minneapolis, Minnesota 55402-1844

Tel: (612) 397-4000
Fax: (612) 397-4450
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders of
Equity Securities Investments, Inc.

We have audited the accompanying statements of financial condition of Equity Securities Investments, Inc., a wholly owned subsidiary of Oakridge Capital Group, Inc., (the Company) as of September 30, 2002 and December 31, 2001 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the statements of financial condition referred to above present fairly, in all material respects, the financial position of Equity Securities Investments, Inc. as of September 30, 2002 and December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

November 18, 2002 (December 26, 2002 as to the fourth and fifth paragraphs of Note 1)

EQUITY SECURITIES INVESTMENTS, INC.

STATEMENTS OF FINANCIAL CONDITION
SEPTEMBER 30, 2002 AND DECEMBER 31, 2001

	September 30, 2002	December 31, 2001
ASSETS		
CASH	$ 51,237	$ 104,046
DEPOSIT WITH CLEARING ORGANIZATIONS (Note 11)	401,818	400,101
RECEIVABLE FROM:		
Clearing organization	9,386	725,071
Employees	2,660	6,274
Other	1,837	1,395
SECURITIES OWNED, at market value (Notes 1 and 2)	205,875	208,469
FURNITURE AND FIXTURES, net of accumulated depreciation of $234,755 and $181,541	199,035	236,713
GOODWILL (Note 1)	1,114,336	1,314,336
OTHER ASSETS	14,056	15,192
	$ 2,000,240	$ 3,011,597
LIABILITIES AND STOCKHOLDERS' EQUITY		
PAYABLE TO:		
Officers (Note 7)		$ 186,554
Parent		200,000
Employees	$ 2,461	
Clearing organization	119,472	
SECURITIES SOLD BUT NOT YET PURCHASED, at market value (Notes 1 and 2)	19,247	272,532
ACCOUNTS PAYABLE AND ACCRUED EXPENSES	113,289	263,062
	254,469	922,148
COMMITMENTS AND CONTINGENCIES (Note 4)		
LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS (Note 10)	200,000	400,000
STOCKHOLDERS' EQUITY (Notes 1 and 5):		
Common stock, $.01 par value; authorized 1,000,000 shares; issued and outstanding 702 shares (Note 1)	7	7
Additional paid-in capital	3,137,243	2,337,243
Retained deficit	(1,591,479)	(647,801)
Total stockholders' equity	1,545,771	1,689,449
	$ 2,000,240	$ 3,011,597

See notes to statements of financial condition.

EQUITY SECURITIES INVESTMENTS, INC.

NOTES TO STATEMENTS OF FINANCIAL CONDITION
SEPTEMBER 30, 2002 AND DECEMBER 31, 2001

1. NATURE OF BUSINESS, MANAGEMENT PLANS, AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business - Equity Securities Investments, Inc., a wholly owned subsidiary of Oakridge Capital Group, Inc., (the Company) is a privately held, registered securities broker-dealer. In March 1997, the Company was formed as a wholly owned subsidiary of Equity Securities Trading Co., Inc. (Equity Trading), and capitalized with $1,000,000. Subsequent to the formation of the Company, Equity Trading transferred its retail business to the Company. Effective as of the opening of business on May 1, 1997, Equity Trading declared a stock dividend, distributing all of the outstanding shares of Equity Securities Investments, Inc. common stock to the shareholders of Equity Trading. Such distribution constituted a spin-off of the Company. Immediately after the spin-off transaction, all of the outstanding shares of Equity Trading were sold to Southwest Securities Group, Inc. (Southwest).

Effective November 30, 1998, the Company changed its capital structure and authorized 1,000,000 shares at $0.01 par value per share, of which 250,000 shares were designated as Class A common shares with voting privilege, 250,000 shares were designated as Class B common shares with no voting privilege, and 500,000 shares were undesignated. Prior to that date, 500,000 shares were designated as voting common and the remaining 500,000 shares undesignated.

Effective March 1, 2001, all of the outstanding shares of the Company were purchased by Oakridge Capital Group, Inc., (formerly Realco, Inc.) (the Parent), in exchange for the Parent's Series D preferred stock totaling $2,087,250. The excess of the purchase price over the fair value of the net assets of $1,411,429 was recorded as goodwill. Goodwill was amortized on a straight-line basis over its estimated useful life of 15 years until January 1, 2002.

Operating Losses and Management Plans - The Company continues to experience revenue declines and has incurred net losses of approximately $944,000 and $648,000 for the nine months ended September 30, 2002 and the ten months ended December 31, 2001, respectively. In addition, the Company used approximately $437,000 and $667,000 of cash in operations for the nine months ended September 30, 2002 and the ten months ended December 31, 2001, respectively. Currently, the Company does not generate enough revenue to support its cost structure. Management has made certain changes to improve its operations, including eliminating certain benefits, hiring more commission-based employees, and reducing certain commission rates. If this does not result in reaching positive cash flow from operations and income, the Company may need to obtain financial support from the Parent, if available. In addition, two officers have agreed to provide funding to the Company in the form of cash advances or subordinated loans through December 31, 2003, if necessary.

Goodwill - Effective January 1, 2002, the Company adopted SFAS No. 141, *Business Combinations,* and SFAS No. 142, *Goodwill and Other Intangible Assets.* Major provisions of these statements are as follows: all business combinations initiated after June 30, 2001 must use the purchase method of accounting; the pooling-of-interest method of accounting is prohibited except for transactions initiated before July 1, 2001; intangible assets acquired in a business combination must be recorded separately from goodwill if they arise from contractual or other legal

rights or are separable from the acquired entity and can be sold, transferred, licensed, rented, or exchanged, either individually or as part of a related contract, asset, or liability; goodwill and intangible assets with indefinite lives are not amortized but are tested for impairment at least annually, except in certain circumstances, and whenever there is an impairment indicator; all acquired goodwill must be assigned to reporting units for purposes of impairment testing and segment reporting. The Company evaluated its goodwill as of the adoption of SFAS No. 142 on January 1, 2002 and determined that there were no indicators of impairment since the estimated fair value of the Company was in excess of the net book value of the Company as of January 1, 2002. The Company obtained a valuation from an independent third-party appraiser. Valuation techniques included discounted cash flows and market comparables. The Company updated its analysis of goodwill impairment as of September 30, 2002 and determined that there was an indicator of impairment of its recorded goodwill; accordingly, the Company completed the second phase of impairment testing. Based on the impairment tests, the Company recognized an impairment of approximately $200,000 as of September 30, 2002 to reduce the carrying value of goodwill to the implied fair value. The Company has not recorded a tax benefit for this adjustment, as the current operating performance of the Company requires the establishment of a reserve against the deferred tax asset created by this impairment.

Securities Transactions - Securities transactions with customers and the related commission income and expense are recorded on a settlement-date basis, generally the third business day following the transaction. The impact of unsettled transactions on securities owned, and securities sold but not yet purchased, is not material.

Securities owned and securities sold but not yet purchased are stated at the estimated fair market value for financial statement purposes.

Furniture and Fixtures - The cost of furniture and fixtures is depreciated on a straight-line basis over the estimated useful lives of three to five years.

Income Taxes - The Company calculates income taxes in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 109, *Accounting for Income Taxes*, which requires the use of the liability method of accounting for deferred income taxes (Note 9). Income taxes are deferred for all temporary differences between the financial statement and income tax basis of assets and liabilities. Deferred taxes are recorded using the enacted tax rates scheduled by tax law to be in effect when the temporary differences are expected to be settled or realized. Deferred tax assets are reduced by a valuation allowance to the extent that the assets may not be realizable.

Management Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. SECURITIES OWNED AND SECURITIES SOLD BUT NOT YET PURCHASED

Securities owned and securities sold but not yet purchased that are readily marketable are carried at quoted market values. Trading and investment securities not readily marketable are carried at fair value as determined by management. Unrealized gains and losses are included in operations. The securities are as follows:

	September 30, 2002	December 31, 2001
Securities owned:		
Trading securities - corporate equities	$ 186,975	$ 166,054
Investment securities - corporate equities and nonmarketable securities	18,900	42,415
	$ 205,875	$ 208,469
Securities sold but not yet purchased - Corporate equities	$ 19,247	$ 272,532

3. EMPLOYEE BENEFIT PLANS

The Company has a contributory simple 401(k) profit sharing plan (the Plan) that covers substantially all employees. The Company's contributions to the Plan were equal to 100% of the amount of the employee contribution up to 3% of an employee's annual compensation until March 31, 2002, when the Company adopted a new plan and no longer matched employee contributions.

4. COMMITMENTS AND CONTINGENCIES

Rental Commitments - The Company leases office space under noncancelable operating leases. Minimum annual rental obligations are summarized as follows:

Years ending September 30:	
2003	$ 239,223
2004	203,774
2005	203,774
2006	159,207
	$ 805,978

The Company is also obligated to pay certain occupancy costs as defined in the leases.

Letter of Credit - A standby letter of credit was established for $96,250 in September 2002 with a variable interest rate, maturing March 16, 2004 with automatic one-year extensions through October 31, 2006. There is no outstanding balance on this letter of credit at September 30, 2002.

Litigation - In the normal course of business, the Company is involved in various legal proceedings. In the opinion of management, any liability resulting from such proceedings would not have a material adverse effect on the Company's financial position.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's (the Commission) Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined under such provisions, shall not exceed 15 to 1. In addition, the Company may be prohibited from expanding its business or paying cash dividends if its ratio of aggregate indebtedness to net capital is greater than 10 to 1. At September 30, 2002, the Company's net capital of $360,910 was $110,910 in excess of the required net capital of $250,000 and the ratio of aggregate indebtedness to net capital was 0.65 to 1.

6. EXEMPTION

The Company is exempt from Rule 15c3-3 of the Commission. Therefore, the Company is not required to make periodic computations of reserve requirements for the exclusive benefit of customers.

7. RELATED-PARTY TRANSACTIONS

Balances with officers and owners are primarily due to trading activities in their own accounts, and expense reimbursement for expenses incurred on behalf of the Company.

The Company clears securities transactions through Southwest. As of September 30, 2002, the Company had a payable of approximately $119,000 to Southwest, and at December 31, 2001, the Company had a receivable of approximately $725,000.

8. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities and options transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations. The Company clears all transactions for its customers on a fully disclosed basis with a clearing firm that carries all customer accounts and maintains related records. Nonetheless, the Company is liable to the clearing firm for the transactions of its customers. These activities may expose the Company to off-balance-sheet risk in the event a counterparty is unable to fulfill its contractual obligations.

Customer securities transactions are recorded on a settlement-date basis, which is generally three business days after the trade date. The Company is therefore exposed to risk of loss on these transactions in the event of the customer's or broker's inability to meet the terms of their contracts, in which case the Company may have to purchase or sell financial instruments at prevailing market prices. The impact of unsettled transactions on securities owned, securities sold but not yet purchased, and income net of related expenses is not material.

The Company's customer securities activities are transacted on either a cash or margin basis. The Company seeks to control the risks associated with its customer margin activities by requiring customers to maintain margin collateral in compliance with regulatory and internal guidelines. The Company monitors required margin levels daily, and pursuant to such guidelines, requires that customers deposit additional collateral, or reduce margin positions, when necessary.

The Company carries securities sold but not yet purchased (short sales) at market value for financial statement purposes. Due to market fluctuations, the amount necessary to acquire and deliver securities sold but not yet purchased may become greater than the obligation already recorded on the financial statements.

9. INCOME TAXES

The Company had elected S Corporation status until February 28, 2001 and any income or loss was recognized by the Company's stockholders on their personal tax returns. The accumulated deficit through February 28, 2001 was reclassified to additional paid-in capital during 2001.

From March 1, 2001 through December 31, 2002, the Company generated net operating losses of approximately $1,250,000 for federal tax purposes, which, if not used to offset future taxable income, will begin to expire in 2021. Future changes in the ownership of the Company may place limitations on the use of this net operating loss carryforward. A valuation allowance has been established for the entire deferred tax asset, which is primarily related to net operating loss carryforwards, due to the uncertainty of using the tax benefit of the net operating loss carryforwards before they expire.

10. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS AND SECURED DEMAND NOTE

Effective December 31, 1998, the Company entered into a Secured Demand Note Agreement with the former principal stockholder totaling $200,000 which expired January 31, 2001.

The Company entered into two $200,000 subordinated loan agreements in 2001 with an officer of the Company. The loan agreements were effective January 30, 2001 and October 15, 2001 with an interest rate of 10% and 8% per annum, respectively, and a maturity date of June 30, 2002 and November 30, 2002, respectively. Such borrowings are available in computing net capital pursuant to the Commission's Rule 15c3-1. One of the $200,000 notes was repaid in June 2002.

11. CLEARING ORGANIZATIONS DEPOSIT

The Company clears securities transactions with a related party, Southwest, and another organization. The Company has $200,026 on deposit with Southwest and $201,792 on deposit with the other organization at September 30, 2002 and had $200,026 on deposit with Southwest and $200,075 on deposit with the other organization at December 31, 2001.

Deloitte & Touche LLP
400 One Financial Plaza
120 South Sixth Street
Minneapolis, Minnesota 55402-1844

Tel: (612) 397-4000
Fax: (612) 397-4450
www.deloitte.com

Deloitte & Touche

SUPPLEMENTAL REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors and Stockholders of
Equity Securities Investments, Inc.

In planning and performing our audit of the statement of financial condition of Equity Securities Investments, Inc., a wholly owned subsidiary of Oakridge Capital Group, Inc. (the Company) as of September 30, 2002 and December 31, 2001, and the related statements of operations, stockholders' equity, and cash flows for the nine months ended September 30, 2002 and the ten months ended December 30, 2001 (on which we issued our report dated November 18, 2002 (December 26, 2002 as to the fourth and fifth paragraphs of Note 1)), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements, and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and for the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the Commission) above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures which accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures which do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures were adequate at September 30, 2002 to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

December 26, 2002